Cuentas Inc.

19 W. Flagler Street, Suite 902

Miami, FL 33130

January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Anderegg

Re:	Cuentas Inc.
Registration Statement on Form S-1, as amended
Filed October 28, 2020
File No. 333-249690

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cuentas Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on February 1, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Arik Maimon
Arik Maimon
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP